UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-12823

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/2018 (MM/DD/YY) AND ENDING 12/31/2018 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Clinger & Co., Inc

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

6505 Clawson St
(No. and Street)

Houston (City) TX (State) 77055 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Jennifer Wray CPA
(Name – *if individual, state last, first, middle name*)

16418 Beewood Glen Dr (Address) Sugar Land (City) TX (State) 77498 (Zip Code)

CHECK ONE:



- [x] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.





FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (11-05)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Norman Clinger, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Clinger & Co., Inc, as of December 31, 2018, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:



Signature

Principal

Title

SHERELLY G POSANA
Notary Public, State of Texas
Comm. Expires 12-24-2022
Notary ID 12847001-9

Notary Public

This report ** contains (check all applicable boxes):

- [x] (a) Facing Page.
- [x] (b) Statement of Financial Condition.
- [x] (c) Statement of Income (Loss) or, if there is other comprehensive income in the period(s) presented, a Statement of Comprehensive Income (as defined in §210.1-02 of Regulation S-X).
- [x] (d) Statement of Changes in Financial Condition.
- [x] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [x] (g) Computation of Net Capital.
- [ ] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [ ] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [x] (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation.
- [ ] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

CLINGER & CO., INC.

Financial Statements and Supplemental Schedules
Required by the U.S. Securities and Exchange Commission

Including Independent Auditor's Report Thereon

For the Year-Ended December 31, 2018

Contents

Jennifer Wray CPA PLLC

16418 Beewood Glen Dr Sugar Land, TX 77498 Tel: 281-923-7665 Email: jenniferwraycpa@yahoo.com PCAOB#6328

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the members of
Clinger & Co., Inc

Opinion on the Financial Statements

We have audited the accompanying statement of financial condition of Clinger & Co., Inc as of December 31, 2018, the related statements of income, changes in shareholder's equity, and cash flows for the 2018 then ended, and the related notes and schedules. In our opinion, the financial statements present fairly, in all material respects, the financial position of Clinger & Co., Inc as of December 31, 2018 and the results of its operations and its cash flows for the 2018 then ended in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

These financial statements are the responsibility of Clinger & Co., Inc's management. Our responsibility is to express an opinion on Clinger & Co., Inc's financial statements based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to Clinger & Co., Inc in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. Our audit included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audit provides a reasonable basis for our opinion.

Auditor's Report on Supplemental Information

The supplementary information contained in Schedules I on the pages 12 has been subjected to audit procedures performed in conjunction with the audit of Clinger & Co., Inc's financial statements. The supplemental information is the responsibility of Clinger & Co., Inc's management. Our audit procedures included determining whether the supplemental information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental information. In forming our opinion on the supplemental information, we evaluated whether the supplemental information, including its form and content, is presented in conformity with 17 C.F.R. §240.17a-5. In our opinion, the Supplementary schedule is fairly stated, in all material respects, in relation to the financial statements as a whole.

Jennifer Wray CPA PLLC



We have served as Clinger & Co., Inc's auditor since 2019.

Sugar Land, Texas

Sept 3th, 2019

Clinger & Co., INC.
Statement of Financial Condition
As of September 3, 2019

ASSETS

Current Assets		
Checking/Savings		
Cash and Cash Equivalents	$	6,244
Total Checking/Savings		6,244
Accounts Receivable		
Accounts Receivable		6,832
Total Accounts Receivable		6,832
Other Current Assets		
Firm Investment - Gold		26,907
Total Other Current Assets		26,907
Total Current Assets		39,984
TOTAL ASSETS	$	39,984

LIABILITIES & EQUITY

Liabilities		
Current Liabilities		
Accounts Payable		
Accounts Payable		7,935
Total Accounts Payable		7,935
Other Current Liabilities		
Payroll Liabilities		125
Total Other Current Liabilities		125
Total Current Liabilities	$	8,060
Total Liabilities		8,060
Equity		
Common Stock		1,000
Paid-in-Capital		31,193
Retained Earnings		(15,428)
Unrealized Gain/(Loss) on Gold		15,159
Total Equity		31,924
TOTAL LIABILITIES & EQUITY	$	39,984

The accompanying notes are an integral part of these financial statements.

4

Clinger & Co., INC.
Statement of Operations
January through December 2018

	Jan - Dec 18
Ordinary Income/Expense	
Income	
12b-1 Fees	41,687
Commission Income	4,915
OCI - Unrealized Gain/(Loss)	-510
Total Income	46,092
Expense	
Automobile Expense	33
Bank Service Charges	614
Business Licenses and Permits	23
Insurance Expense	15,142
Miscellaneous	5,910
Office Expense	10,546
Office Supplies	2,081
Professional Fees	3,030
Regulatory	4,163
Telephone and Internet Expense	3,353
Utilities	613
Total Expense	45,509
Net Ordinary Income	583
Net Income	**583**

The accompanying notes are an integral part of these financial statements.

Clinger & Co., INC.
Statement of Cash Flows
January through December 2018

	Jan - Dec 18
OPERATING ACTIVITIES	
Net Income	$ 583.47
Adjustments to reconcile Net Income	
to net cash provided by operations:	
Accounts Receivable	-3.54
Accounts Receivable: Dreyfus	-4.52
Accounts Receivable: First Eagle	-1,610.77
Accounts Receivable: Franklin Templeton	-642.69
Accounts Receivable: Invesco	-176.50
Accounts Receivable: John Hancock	-5.76
Accounts Receivable: MFS	-1,288.61
Accounts Receivable: Oppenheimer	-86.19
Accounts Receivable: PIMCO	-2,863.06
Accounts Receivable: Van Eck	-44.29
Accounts Receivable: Wells Fargo	-106.48
Firm Investment - Gold	510.30
Accounts Payable	7,934.89
Net cash provided by Operating Activities	2,196.25
FINANCING ACTIVITIES	
Paid-in-Capital	2,277.00
Retained Earnings	-21,468.40
Unrealized Gain/(Loss) on Gold	15,159.10
Net cash provided by Financing Activities	-4,032.30
Net cash increase for period	-1,836.05
Cash at beginning of period	8,080.00
Cash at end of period	$ 6,243.95
Supplemental Cash Flow Information	

The accompanying notes are an integral part of these financial statements.

Clinger & Co., INC.
Statement of Changes in Stockholder's Equity
As of and for the Year-Ended December 31, 2018

	CommonStock		Paid-in	Unrealized	Retained	Total Stokholder's
	Shares	Amount	Capital	Gain	Earnings	Equity
Balance, December 31, 2017	1,000	1,000	$ 28,916	$ -	$ 5,457	$ 35,373
Unrealized Gain						
Gold held for sale				15,159		15,159
Prior Period Adjustment			2,277		(21,468)	(19,191)
Net Loss					583	583
Balance, December 31, 2018	1,000	$ 1,000	$ 31,193	$ 15,159	$ (15,428)	$ 31,924

NOTE A – SUMMARY OF ACCOUNTING POLICIES

Accounting principles followed by the Company and the methods of applying those principles which materially affect the determination of financial position, results of operation and cash flows are summarized below:

Organization

Clinger & Co., Inc. (the "Company"), a Texas C Corporation, was formed in January 1966. It is a member of the Financial Industry Regulatory Authority (FINRA). As a limited broker-dealer, the Company operated under the exemptive provisions of the Securities and Exchange Commission's (SEC) Rule 15c3-3(k)(2)(i) which provides that it will not maintain any margin accounts, will promptly transmit all customer funds and deliver securities received and does not hold funds or securities for, or owe money or securities to customers. The Company's revenues are primarily from commissions earned from various mutual funds. The Company's accounts receivable are from brokers and dealers in securities. Consequently, the Company's ability to collect the amounts is affected by economic fluctuations in the securities industry.

Description of Business

The Company, located in Houston, Texas, is a broker and dealer in securities registered with the Securities and Exchange Commission ("SEC") and is a member of FINRA. The Company operates under SEC Rule 15c3-3(k)(2)(i) (the Customer Protection Rule), which provides that all funds and securities belonging to the Company's customers are held in a "Special Account for the Exclusive Benefit of customers".

Basis of Accounting

The financial statements of the Company have been prepared on the accrual basis of accounting and accordingly reflect all significant receivables, payables, and other liabilities.

Cash and Cash Equivalents

The Company considers as cash all short-term investments with an original maturity of three months or less to be cash equivalents.

Accounts Receivable – Recognition of Bad Debt

The Corporation considers accounts receivable to be fully collectible; accordingly, no allowance for doubtful accounts is required. If amounts become uncollectible, they will be charged to operations when that determination is made.

Income taxes

The Company uses the liability method of accounting for income tax in conformity with accounting principles generally accepted in the United States of America (GAAP). Under this method deferred tax assets and liabilities are recognized for the future tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and are measured using enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to reverse. Valuation allowances are established when necessary to reduce deferred income tax assets to the amount expected to be realized. For December 31, 2018, the Company had a gain for tax purposes in the amount of $1,098 and utilized a NOL resulting in $0 federal tax liability. As of December 31, 2018, the Company had loss carry forward in the amount of $8,056 for which a valuation allowance was recorded due to it is most likely the deferred tax asset will not be realized.

Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expense during the reporting period. Actual results could differ from those estimates.

Fair Value of Financial Instruments

Financial instruments that are subject to fair value disclosure requirements are carried in the financial statements at amount that approximate fair value and include cash and cash equivalents. Fair values are based on quoted market prices and assumptions concerning the amount and timing of estimated future cash flows and assumed discount rates reflecting varying degrees of perceived risk.

Concentrations The Company has revenue concentrations; the company specializes in sales of securities.

Revenue Recognition

Revenue Recognition
Commission Revenue are recorded by the company when the services are rendered on the trade date. Effective January 1st 2018, the Company adopted the requirements of Financial Accounting Standard Board's ASU No. 2014-09, Revenue from Contracts with Customers (Topic 606), as amended. The Company completed its implementation analysis, reviewing current accounting policies and practices to identify potential differences that would result from applying the requirements under the new standard. The Company had evaluated the potential impacts of the new revenue recognition standard on its financial statement and has not identified any material changes in the timing of revenue recognition. The adoption of the new guidance for revenue recognition did not result in any change to the financial statements for the year ended December 31st 2018.

NOTE B – FAIR VALUE MEASUREMENTS

Fair value is defined as the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between participants at the measurement date (i.e., an exit price). The guidance includes a fair value hierarchy that prioritizes the inputs to valuation techniques used to measure fair value. The hierarchy gives the highest priority to unadjusted quoted prices in active markets for identical assets and liabilities (Level 1) and the lowest priority to unobservable inputs (Level 3). The three levels of the fair value hierarchy are described below:

Level 1 – Quoted, active market prices for identical assets or liabilities. Level 1 also includes U.S. Treasury and federal agency securities and federal agency mortgage-backed securities, which are traded by dealers of brokers in active markets. Valuation is obtained from readily available pricing sources for market transactions involving identical assets or liabilities. The Company did have not any Level 1 assets.

Level 2 – Observable inputs other than Level 1, such as quoted market prices for similar assets or liabilities, quoted for identical or similar assets in inactive markets, and model derived valuations in which all significant inputs are observable in active markets. The Company did have Level 2 assets or liabilities.

Level 3 – Valuation techniques in which one or more significant inputs are observable in the marketable. The Company did not have any Level 3 assets or liabilities.

The following table presents the Company's fair value hierarchy for those assets and liabilities measured at fair value on a recurring basis as of December 31, 2018

	Level 1	Level 2	Level 3	Total
Assets				
Gold	-	$ 26,907	-	$26,907
Securities	-	-	-	-
Total	-	$26,907	-	$26,907

NOTE C - NET CAPITAL REQUIREMENTS

This rule requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 1500% (15 to 1). Net capital and the related net capital ratio may fluctuate on a daily basis. At December 31, 2018, the Company had net capital of $19,711 which was $14,711 in excess of its required net capital of $5,000. The Company's net capital ratio was 40.89%. The Company has elected to use the basic computation method, as is permitted by the rule, which requires that the Company maintain minimum Net Capital pursuant to a fixed dollar amount or 6-2/3% percent of total aggregate indebtedness, as defined, whichever is greater, and does not, therefore, calculate its net capital requirement under the alternative reserve requirement method.

NOTE D – OTHER COMMITMENTS AND CONTINGENCIES
Included in the Company's clearing agreement with its clearing broker-dealer is an indemnification clause. This clause relates to instances where the Company's customers fail to settle security transactions. In the event this occurs, the Company will indemnify the clearing broker-dealer to the extent of the net loss on the unsettled trade. At December 31, 2018, management of the Company had not been notified by the clearing broker-dealer nor were they otherwise aware of any potential losses relating to this indemnification.

NOTE E-SUBSEQUENT EVENTS
The Company has evaluated events subsequent to the balance sheet date for items requiring recordings or disclosure in the financial statements. The evaluation was performed through September 3, 2019,which is the date the financial statements were available to be issued. Based upon this review, the Company has determined that there were no events which took place that would have a material impact on its financial statements.

Clinger & Co., Inc.
Supplementary Schedules Pursuant to SEA Rule 17a-5
Of the Securities and Exchange Act of 1934
As of and for the Year-Ended December 31, 2018

Computation of Net Capital

Stockholder's Equity		$ 31,924
Non-Allowable Assets		
Total Non-Allowable Assets		$ 6,832
Haircuts on Securities Positions		
Securities Haircuts	$ 5,381	
Undue Concentration Charges	-	
Total Haircuts on Securities Positions	$ 5,381	
Net Allowable Capital		$ 19,711

Computation of Net Capital Requirement

Minimum Net Capital Required as a Percentage of Aggregate Indebtedness		$ -
Minimum Dollar Net capital Requirement of Reporting Broker-Dealer		5,000
Net Capital Requirement		5,000
Excess Net Capital		14,711

Computation of Aggregate Indebtedness

Total Aggregate Indebtedness		$ 8,060
Percentage of Aggregate Indebtedness to Net Capital		40.89%

Computation of Reconciliation of Net Capital

Net Capital Computed on FOCUS IIA as of December 31, 2018	$ 19,711	
Adjustments		
Net Capital per Audit		$ 19,711

There was no material difference between net capital computation shown here and the net capital computation shown on the Company's unaudited FOCUS X-17A-5 report dated December 31, 2018.

CLINGER & COMPANY, INC
6505 CLAWSON STREET
HOUSTON, TEXAS 77055-7103
PH: 832-577-7999 FAX: 713-686-7254

Clinger & Co., Inc.
6505 Clawson
Houston, TX 77055

September 3, 2019

Jennifer Wray CPA PLLC
16418 Beewood Glen Dr.
Sugar Land, TX 77498

Re: Exemption Report Pursuant to SEA Rule 17a-5(d)(1)9i)(B)(2)

To the best knowledge and belief Clinger & Company, Inc.

1. claims exemption 15c3-3(k)(2)(i)] from 15c3-3;
2. Clinger & Company, Inc. has met the identified exemption from January 1, 2018, through December 31, 2018, without exception, unless, if applicable, are stated in number 3, below;
3. Clinger & Company, Inc. has had no exceptions to report this fiscal year.

Regards,

N Clinger

Norman Clinger
President

Jennifer Wray CPA PLLC

16418 Beewood Glen Dr Sugar Land, TX 77498 Tel: 281-923-7665 Email: jenniferwraycpa@yahoo.com PCAOB#6328

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Members of
Clinger & Co., Inc

We have reviewed management's statements, included in the accompanying Exemption Report, in which (1) Clinger & Co., Inc identified the following provisions of 17 C.F.R. §15c3-3(k) under which Clinger & Co., Inc claimed an exemption from 17 C.F.R. §240.15c3-3(k)(2)(i) (exemption provisions) and (2) Clinger & Co., Inc stated that Clinger & Co., Inc met the identified exemption provisions from January 1st 2018 to December 31st 2018 without exception. Clinger & Co., Inc's management is responsible for compliance with the exemption provisions and its statements.

Our review was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and, accordingly, included inquiries and other required procedures to obtain evidence about Clinger & Co., Inc's compliance with the exemption provisions. A review is substantially less in scope than an examination, the objective of which is the expression of an opinion on management's statements. Accordingly, we do not express such an opinion.

Based on our review, we are not aware of any material modifications that should be made to management's statements referred to above for them to be fairly stated, in all material respects, based on the provisions set forth in paragraph (k)(2)(i) of Rule 15c3-3 under the Securities Exchange Act of 1934.

Jennifer Wray CPA PLLC

Sugar Land, Texas.

Sept 3th 2019